UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC File Number: 000-25601
CUSIP Number: 111621108
(Check One):   ☐ Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☑ Form 10-Q      ☐ Form N-SAR      ☐ Form N-CSR

For Period
Ended	July 30, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CSR
For the Transition Period
Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
PART II — RULES 12b-25(b) and (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART I — REGISTRANT INFORMATION
Brocade Communications Systems, Inc.

Full name of registrant
N/A

Former name if applicable
1745 Technology Drive

Address of principal executive office (Street and number)
San Jose, California 95110

City, state and zip code
PART II — RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.): ☐
(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
On May 16, 2005, Brocade announced that it had concluded that it could not rely on the documentation used to support the recorded measurement dates for stock options granted in August 2003 through November 2004. In addition, the Company also determined that from 2001 through 2004, it had not appropriately accounted for the cost of stock based compensation for certain employees on leaves of absence and in transition roles prior to ceasing employment with Brocade. As a result, the Company is restating its financial statements for the fiscal years ending 2002 through 2004 to record additional charges for stock-based compensation expense. The Company expects related adjustments will be made to the Company’s financial information for fiscal 2001, as necessary.
As previously announced, Brocade’s Audit Committee has been performing an independent review focusing on the Company’s stock option accounting for employees on leaves of absence and in transition and advisory roles during the period 2001 through 2004. The Company is working diligently to complete and file its amended Form 10-K for the fiscal year ended October 29, 2004, along with the restatement of its financial statements for prior fiscal years. However, until the Audit Committee review is completed, the Company is unable to prepare and file its Form 10-Q for the third fiscal quarter ended July 30, 2005, its Form 10-Q for the second fiscal quarter ended April 30, 2005 and the amended 2004 Form 10-K. The previous extension granted by the Nasdaq Listing Qualifications Panel for continued listing on the Nasdaq National Market until September 30, 2005 contemplated this delayed filing of the 10-Q for the third fiscal quarter ended July 30, 2005.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

Antonio Canova	(408)	333-8000

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☐ Yes ☑ No
The Company filed a Form 12b-25 on June 10, 2005, with respect to its Form 10-Q for the second fiscal quarter ended April 30, 2005. The Company has not yet filed the 10-Q for its second fiscal quarter of 2005. In addition, the Company is in the process of restating certain of its financial information which would require the filing of a Form 10-K/A for the fiscal year ended October 29, 2004. The Company has not yet filed the Form 10-K/A for the fiscal year ended October 29, 2004.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As previously announced in the Company’s press release and Form 8-K as furnished to the Securities and Exchange Commission on August 18, 2005, the Company reported net revenues for the third fiscal quarter of 2005 ended July 30, 2005 of $122.3 million as compared to net revenues of $150.0 million in the third fiscal quarter of 2004 ended July 31, 2004. The Company reported net loss for the third fiscal quarter of 2005 of $8.6 million, or $(0.03) per share basic and diluted. This compares to net income for the third fiscal quarter of 2004 in the range of $13.4 million to $13.8 million, or $0.05 per share basic and diluted. The 2004 results include an expected increase to non-cash stock compensation expense in the range of $0.2 million to $0.7 million in connection with the restatement announced on May 16, 2005. The Company’s estimates of anticipated adjustments are preliminary and subject to change based on the ongoing review conducted by the Company’s Audit Committee.
This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including statements regarding the Company’s financial results for the third quarter of fiscal 2005 and 2004, and the impact of the Company’s restatement on its financial results. These statements are based on current expectations on the date of this Notice and involve a number of risks and uncertainties, which may cause actual results to differ significantly from such estimates. The risks include, but are not limited to, adjustments resulting from the quarter close process and review by the Company’s independent auditors of the financial results for the third quarter; and the ongoing internal investigation and SEC investigation, which may result in further changes to the Company’s historical financial results and accounting practices. These and other risks are set forth in more detail in the section entitled “Risk Factors” under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s quarterly report on Form 10-Q for the quarter ended January 29, 2005.

Brocade Communications Systems, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 9, 2005	By:	/s/ Antonio Canova
		Name:	Antonio Canova
		Title:	Vice President, Administration and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).